SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2002

E.ON Corporation
(Translation of Registrant's Name Into English)

P.E.
5-1-02

E.ON Aktiengesellschaft
E.ON-Platz 1
D-40479 Düsseldorf
Germany
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _ No X

If „Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Interim Report I/2002

- Group internal operating profit significantly higher on earnings surge in core energy business
- Group net income up substantially year-on-year
- Increase in internal operating profit and markedly higher net income anticipated for full-year 2002

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Group Performance

E.ON Group financial highlights			
First quarter € in millions	2002	2001[1]	+/- %
Sales	14,374	21,073	-32
EBITDA	2,159	1,818	+19
EBIT	1,429	1,017	+41
Internal operating profit	1,293	884	+46
Results from ordinary business activities	2,790	958	+191
Results from continuing operations	2,040	586	+248
Results from discontinued operations	981	141	+596
Net income	3,212	725	+343
Investments	1,415	2,579	-45
Cash flow from continuing operations	1,567	879	+78
Employees (March 31/December 31)	140,297	149,337	-6
Earnings per share (in €)	4.93	1.05	+370
from continuing operations	3.13	0.85	+268
from discontinued operations	1.51	0.20	+655
from the first-time application of new U.S. GAAP standards	0.29	-	-

[1]Figures adjusted for goodwill amortization and discontinued operations (see reconciliation on page 14).

Note: On November 13, 2001, we sold our silicon wafer business to Texas Pacific Group, a financial investor. In January 2002, we completed the divestment process for VAW aluminium. In addition, in early 2002 VEBA Oel divested its VEBA Oil & Gas subsidiary and Degussa disposed of its gelatin, SKW Piesteritz, Persulfat, and textile additives operations. In accordance with U.S. GAAP, these companies' results are shown separately—net of taxes and minority interests—under "Discontinued operations" in our Consolidated Statements of Income. The figures for divested operations were eliminated from our Statements of Income, Statements of Cash Flows, and the segment reporting for the period under review as well as the year-earlier period.

In early February 2002, BP acquired 51 percent of VEBA Oel by means of a capital increase. As of this time, VEBA Oel is no longer consolidated and is accounted for at equity in E.ON's Consolidated Financial Statements. Furthermore, effective January 1, 2002, ONE, our Austrian telecommunications shareholding, is accounted for at equity in E.ON's Consolidated Financial Statements and, together with our interest in Bouygues Telecom, is shown in our segment reporting under "Other/consolidation."

Group internal operating profit climbed 46 percent in the first quarter of 2002 on the back of sharply higher earnings—due partially to non-recurring effects—in our core energy business.

Group net income			
First quarter € in millions	2002	2001[1]	+/- %
Group internal operating profit	**1,293**	**884**	**+46**
Net book gains	1,251	149	+740
Cost-management and restructuring expenses	-54	-21	-157
Other nonoperating earnings	300	-54	-
Results from ordinary business activities	**2,790**	**958**	**+191**
Income taxes	-419	-233	-80
Minority interests	-331	-139	-138
Results from continuing operations	**2,040**	**586**	**+248**
Results from discontinued operations	981	141	+596
Results from the first-time application of new U.S. GAAP standards	191	-2	-
Group net income	**3,212**	**725**	**+343**

[1]Figures adjusted for goodwill amortization and discontinued operations (see reconciliation on page 14).

Results from ordinary business activities rose 191 percent year-on-year to €2,790 million. Net book gains were mainly from the reduction in our interest in VEBA Oel, the break-up of Rhenag, and the disposal of Steag shares. Restructuring and cost-management expenses primarily impacted our Chemicals Division. Other nonoperating earnings include the market valuation of the put and call options on our Orange shares and unrealized earnings from power derivatives that were marked to market on the balance-sheet date.

Income taxes on continuing operations amounted to €419 million. The Company's tax rate for the first quarter of 2002 was reduced to 15 percent from 24 percent in the year-earlier span. The decline results principally from tax-free divestment measures.

The increase in minority interests mainly reflects the full consolidation of Sydkraft, which in the first quarter of 2001 was accounted for at equity in E.ON's Consolidated Financial Statements.

Group net income after taxes and minority interests climbed 343 percent year-on-year to €3.2 billion, and earnings per share from continuing operations advanced 268 percent to €3.13.

Group sales declined 32 percent in the first three months of 2002, primarily owing to the disposition of E.ON's controlling interest in VEBA Oel, the disposition of certain non-core assets at our Chemicals Division, and the sale of Klöckner. By contrast, sales were up considerably in our core energy business.

Group sales

First quarter € in millions	2002	2001	+/- %
Energy	6,356	4,482	+42
Other Activities	8,049	16,571	-51
Chemicals	3,003	5,368	-44
Oil	1,727	6,586	-74
Real Estate	392	294	+33
Distribution/Logistics	2,927	4,323	-32
Other/consolidation	-31	20[1]	-
Group sales	**14,374**	**21,073**	**-32**

[1] Includes telecom shareholdings.

Group internal operating profit

First quarter € in millions	2002	2001	+/- %
Energy	1,004	532	+89
Other Activities	253	291	-13
Chemicals	114	150	-24
Oil	24	31	-23
Real Estate	39	24	+63
Distribution/Logistics	76	86	-12
Other/consolidation[1]	36	61	-41
Group internal operating profit	**1,293**	**884**	**+46**

[1] Includes telecom shareholdings.

Energy: production/sales volume First quarter kWh in billions	2002	2001	+/- %
Power supplied	101.3	65.0	+56
Power generated	40.6	35.2	+15
Natural gas sales volume	43.2	27.7	+56
Water sales volume (million m³)	56.5	56.4	-

Energy: financial highlights First quarter € in millions	2002	2001	+/- %
Sales	6,356	4,482	+42
thereof: electricity tax	240	152	+58
Internal operating profit	1,004	532	+89
Total investments	708	1,154	-39
property, plant, and equipment	296	145	+104
financial assets	412	1,009	-59

Energy: financial highlights by business unit First quarter 2002 € in millions	Sales[1]	EBITDA	Internal operating profit
In Germany	**5,157**	**1,109**	**1,000**
Electricity	3,982	844	785
Gas	1,117	242	198
Water	58	23	17
Outside Germany	**937**	**296**	**177**
Other/consolidation	22	37	-173
Total	**6,116**	**1,442**	**1,004**

[1] Excludes electricity tax.

At approximately 36 billion kilowatt-hours (kWh), our Energy Division supplied 56 percent more power than in the first quarter of 2001. Appreciably more power was supplied to standard-rate and residential customers, to regional utilities as well as to industrial and commercial special-rate customers. In addition, E.ON Energie again sharply increased its power trading volume. The increase in power supplied across all customer segments primarily reflects the inclusion of Sydkraft, the Swedish utility that has been fully consolidated since May 1, 2001.

Our Energy Division met around 65 percent or 40.6 billion kWh (2001: 69 percent or 35.2 billion kWh) of its power requirements of 62.3 billion kWh (2001: 51.3 billion kWh) with electricity from its own generation assets. At 21.7 billion kWh (2001: 16.1 billion kWh), around 35 percent more power was purchased from other suppliers. This raised the share of power procured from outside sources to 35 percent versus 31 percent a year ago. The above figures do not include power trading operations. The volume of power traded climbed 159 percent, from 16.2 billion kWh to 42.0 billion kWh. This increased total power procurements 55 percent to 104.3 billion kWh compared with 67.5 billion kWh in the first quarter of 2001.

In the first three months of 2002, E.ON Energie's nuclear and hard-coal-fired power stations were responsible for 75.0 percent of its proprietary generation compared with 79.2 percent in the year-earlier span. Nuclear energy's share of generation expanded from 42.2 percent to 50.3 percent owing to the inclusion of Sydkraft, while hard coal's share declined from 37.0 percent to 24.7 percent. Electricity generated from lignite accounted for 7.8 percent compared with 10.5 percent in the previous year; power from hydroelectric stations, for 11.2 percent against 6.4 percent in the prior year. The share of electric energy produced from other sources rose to 6.0 percent from 3.9 percent.

The sharp increase in natural gas sales volumes resulted mainly from the inclusion of Heingas, Sydkraft's Sweden-based Sydgas subsidiary, and D-Gas, our natural gas trading company in the Netherlands. Water sales volumes were essentially unchanged year-on-year.

The improvement in sales in the first quarter of 2002 results principally from Sydkraft and Heingas, which have been fully consolidated since May 1 and June 1, 2001, respectively, as well as from a sharp increase in the amount of power traded.

The substantial increase in internal operating profit stems mainly from operational improvements at E.ON Energie's activities in Germany. These include cost-management measures totaling €200 million. The full consolidation of Sydkraft and Heingas added €160 million to the increase, and the change from the declining-balance to the straight-line method of depreciation enhanced earnings by €70 million compared with the first quarter of 2001. Moreover, the first three months of 2001 had been characterized by unsatisfactory electricity prices.

The bottom table at left shows E.ON Energie's financial highlights by business unit. These segmented figures were first calculated for full year 2001 and were not broken down for 2001 by quarter.

Other Activities

The Chemicals Division activities divested in early 2002 (chiefly gelatin and SKW Piesteritz) are shown in E.ON's Statements of Income under "Discontinued operations." The figures for the prior-year quarter were adjusted accordingly. In accordance with the U.S. GAAP standard in effect until year end 2001, the non-core assets sold last year—dmc², Phenolchemie, and Dental—did not meet the requirements and are included in the year-earlier figures until the date of their sale.

Degussa's sales declined 44 percent to €3 billion, mainly owing to the disposition of non-core assets in 2001. By contrast, sales at Degussa's core businesses were up 3 percent to €2.7 billion. The company's Health & Nutrition, Construction Chemicals, Fine & Industrial Chemicals, Performance Chemicals, and Specialty Polymers divisions all contributed to the advance, in some cases with substantial sales growth. The increase at Fine & Industrial Chemicals primarily reflects the inclusion of Laporte, whose sales have been consolidated only since April 1, 2001. Adjusted for the disposal of non-core businesses, sales were down only 2 percent from the comparable prior-year figure of €3.1 billion.

The elimination of earnings streams from deconsolidated companies reduced Degussa's internal operating profit year-on-year. By contrast, the internal operating profit posted by Degussa's core businesses climbed 14 percent. Adjusted for the disposal of non-core businesses, internal operating profit increased 20 percent from the comparable prior-year figure of €95 million.

Chemicals: financial highlights

First quarter € in millions	2002	2001	+/- %
Sales	3,003	5,368	-44
Internal operating profit	114	150	-24
Total investments	275	957	-71
property, plant, and equipment	240	254	-6
financial assets	35	703	-95

At our Real Estate Division, the first quarter of 2002 was mainly characterized by the first-time full consolidation of WohnBau Rhein-Main (WBRM) from October 1, 2001, and of Deutschbau und Frankfurter Siedlungsgesellschaft (FSG) from January 1, 2002. Viterra's first-quarter 2002 sales were up 33 percent year-on-year. Sales at Viterra's Residential Investment business unit climbed substantially in the wake of the first-time consolidations. Residential Development also grew sales compared with the first three months of 2001, as did Residential Services and Commercial Real Estate.

The acquisition of FSG increased Residential Investment's inventory of housing units by some 10,000 to nearly 175,000 total units. In the period under review, 584 housing units were sold against 539 in the year-earlier span.

Viterra's internal operating profit climbed 63 percent to €39 million. Benefiting from Viterra Energy Services' improved billing facility, the Residential Services business unit was a key earnings contributor. By contrast, Residential Development's earnings were down year-on-year owing to slimmer sales margins.

Real Estate: financial highlights

First quarter € in millions	2002	2001	+/- %
Sales	392	294	+33
Internal operating profit	39	24	+63
Total investments	295	27	+993
property, plant, and equipment	19	24	-21
financial assets	276	3	+9,100

Other Activities

Distribution/Logistics: financial highlights			
First quarter € in millions	2002	2001	+/- %
Sales	2,927	4,323	-32
Internal operating profit	76	86	-12
Investments	42	70	-40
property, plant, and equipment	41	66	-38
financial assets	1	4	-75

Since the third quarter of 2001, Stinnes is the sole business in our Distribution/Logistics Division. Until this time, this segment had also included Klöckner & Co. This is why Distribution/Logistics reported significantly lower sales and internal operating profit.

Stinnes's sales declined 8 percent in the first three months of 2002 owing primarily to lower freight rates and raw material prices on important products. Weak demand compounded this situation at Stinnes's Materials business unit. Despite difficult economic conditions worldwide, Stinnes increased its internal operating profit 13 percent compared with the excellent prior-year figure. This marked improvement results from the solid earnings performance of Stinnes's Transportation business unit and from continued favorable interest rates.

Employees

Employees	March 31, 2002	Dec. 31, 2001	+/- %
Energy	39,502	39,560	-
Other Activities[1]			
Chemicals	51,070	51,772	-1
Oil	-	7,338	-
Real Estate	6,407	5,735	+12
Distribution/Logistics	42,730	42,714	-
E.ON AG/other	588	2,218[2]	-73
Total	**140,297**	**149,337**	**-6**

[1]Excludes MEMC, VAW aluminium, VEBA Oil & Gas and the Degussa operations as discussed.
[2]Includes telecom shareholdings.

The E.ON Group employed about 140,000 people worldwide—roughly 61,000 of them outside Germany—at the end of March 2002. This decrease of roughly 9,000 employees from year end 2001 reflects the equity valuation of VEBA Oel (-7,338 employees) and of ONE, our Austrian telecom shareholding (-1,612 employees). In accordance with U.S. GAAP, a number of Degussa's operations are reported in the quarterly financials under "Discontinued operations." Consequently, their approximately 2,400 employees are not included in the figures for the end of the first quarter of 2002 and year end 2001. In addition, Group figures for the first quarter of 2001 primarily reflect staff reductions at Degussa (roughly 700 employees) due to that company's stepped-up restructuring measures, particularly in Germany. By contrast, the inclusion of Deutschbau, FSG, and WBRM at Viterra led to an increase of 700 employees.

Expenses for wages and salaries including social security contributions amounted to roughly €1.97 billion compared with €2.14 billion in the year-earlier period.

Investments

In the first three months of 2002, the E.ON Group invested a total of €1.4 billion—down 45 percent year-on-year. Spending on fixed and intangible assets amounted to €632 million against €589 million in the prior-year period. Investments in financial assets totaled €783 million compared with €1,990 million a year ago.

Capital spending at our Energy Division in the first quarter of 2002 declined 39 percent year-on-year. €296 million was invested in fixed assets (2001: €145 million) and €412 million in financial assets (2001: €1,009 million). The acquisition of 34 percent of Espoon Sähkö, a Finnish utility, represented the largest single investment. Capital spending at our Other Activities declined 42 percent. Last year's high number reflected Degussa's takeover of Laporte, a U.K.-based fine chemicals enterprise. Viterra's first-quarter investments amounting to €295 million significantly surpassed the prior-year figure of €27 million. As of January 1, 2002, Viterra acquired an 86.3 percent interest in FSG.

Investments

First quarter € in millions	2002	%	2001	%
Energy	708	50	1,154	45
Other Activities	643	45	1,112	43
Chemicals	275	19	957	37
Oil	31	2	58	2
Real Estate	295	21	27	1
Distribution/Logistics	42	3	70	3
Other/consolidation	64	5	313[1]	12
Total	**1,415**	**100**	**2,579**	**100**

[1] Includes telecom shareholdings.

Highlights

In late March, E.ON Energie acquired another 28 percent in Espoon Sähkö, a Finnish energy utility, from Fortum, also a Finnish utility, for approximately €144 million as part of a public tender offer. On completion of the transaction, E.ON Energie will own roughly 64 percent of the company. Acquiring a majority interest in Espoon Sähkö further fortifies E.ON Energie's position in Scandinavia.

In early April, E.ON Energie acquired ownership of Fortum Energie (FEG), a Germany-based Fortum subsidiary, for €545 million. FEG comprises Elektrizitätswerke Wesertal and other Fortum utility operations in Germany.

In early April, Moody's confirmed its Aa2 rating for E.ON; Standard and Poor's changed its rating to AA-. Both rating agencies gave E.ON a "stable outlook." Among investor-owned energy utilities, E.ON has the world's highest bond ratings.

On April 19, 2002, E.ON announced that it plans to launch its first international bond offering. E.ON intends to issue intermediate and long-dated euro- and sterling-denominated bonds totaling €5 billion to €7.5 billion equivalent.

On April 19, 2002, Powergen shareholders overwhelmingly endorsed the acquisition of Powergen by E.ON, paving the way for the transaction to be implemented by means of a scheme of arrangement. This procedure enables E.ON to obtain 100 percent of Powergen's equity on completion, which now only requires the approval of the U.S. Securities and Exchange Commission (SEC). The sanction of the scheme by the High Court in London would follow shortly thereafter. We expect to receive SEC approval in the course of June 2002.

In view of the planned legal and contractual arrangements between Austria's Verbund and the partners of the EnergieAllianz, E.ON Energie announced in late April 2002 that the proposed joint hydroelectric company (European Hydro Power) was no longer feasible in its original form.

In late April 2002, E.ON Energie reached an agreement with EdF International to acquire its 27.7 percent interest in Edasz, a Hungarian energy utility. The deal would give E.ON Energie a 55.4 percent shareholding in Edasz. In accordance with Hungarian securities law,

E.ON Energie will make a public tender offer for the shares, giving all outstanding shareholders the opportunity to sell their shares to E.ON Energie. The transaction is subject to antitrust approval.

In early May 2002, E.ON Energie and Nordostschweizerische Kraftwerke (NOK) signed an agreement under which E.ON Energie will sell its 24.5 percent shareholding in Watt to NOK. The sale would enable E.ON Energie to concentrate its energy operations in Switzerland on working with BKW FMB Energie, the country's leading fully integrated energy utility and a major player in European power trading. The deal is subject to Swiss regulatory approval.

Outlook

For full-year 2002, we expect to further increase Group internal operating profit from the previous year's high figure. We will not be able to maintain the first quarter's high rate of increase, which was especially due to the effects of first-time consolidations. Group net income for 2002 will markedly exceed the prior-year figure owing to planned divestments.

At our Energy Division, we expect positive earnings effects from the continuing recovery of electricity prices, our cost-cutting measures, merger synergies, and the inclusion of Sydkraft and Heingas as well as other acquisitions. Overall, we are forecasting higher internal operating profit for full-year 2002. Compared with the first quarter, however, the rate of increase will be considerably lower because Sydkraft and Heingas were not yet fully consolidated in the first quarter of 2001. Moreover, the prior-year quarter was characterized by the unsatisfactory price environment in Germany's electricity sector.

According to industry forecasts, the chemical sector faces another difficult year. Owing to the superb market positions our Chemicals Division occupies in its core businesses, we anticipate that the internal operating profit of these operations for full-year 2002 will be slightly higher than the prior-year figure. Overall, Chemicals' internal operating profit will decline year-on-year due to its far-reaching divestment program. We expect Viterra and Stinnes to report further improvements.

E.ON AG and Subsidiaries Consolidated Statements of Income

First quarter € in millions	2002	2001[1]
Sales	**14,374**	**21,073**
Petroleum and electricity tax	-942	-2,594
Sales, net of petroleum and electricity tax	13,432	18,479
Costs of goods sold and services provided	-10,449	-15,530
Gross profit from sales	**2,983**	**2,949**
Selling expenses	-1,344	-1,529
General and administrative expenses	-558	-645
Other operating income/expenses	1,373	-59
Financial earnings, net	336	80
Income from ordinary business activities	**2,790**	**796**
Income taxes	-419	-233
Minority interests	-331	-115
Results from continuing operations	**2,040**	**448**
Results from discontinued operations	981	141
Results from the first-time application of new U.S. GAAP standards	191	-2
Net income	**3,212**	**587**
Earnings per share (in €)	**4.93**	**0.85**
from continuing operations	3.13	0.65
from discontinued operations	1.51	0.20
from the first-time application of new U.S. GAAP standards	0.29	-

[1]Not adjusted for goodwill amortization; adjusted for discontinued operations.

Interim Consolidated Financial Statements

E.ON AG and Subsidiaries Consolidated Balance Sheets

€ in millions	March 31, 2002	Dec. 31, 2001
Assets		
Intangible assets	8,560	10,458
Property, plant, and equipment	32,206	34,286
Financial assets	17,844	15,297
Fixed assets	**58,610**	**60,041**
Inventories	4,390	4,997
Financial receivables and other assets	1,475	1,444
Operating receivables and other assets	14,769	20,368
Liquid funds	16,556	12,144
Non-fixed assets	**37,190**	**38,953**
Deferred taxes	**706**	**2,244**
Prepaid expenses	**386**	**373**
Total assets	**96,892**	**101,611**
Liabilities and stockholders' equity		
Stockholders' equity	**27,832**	**24,462**
Minority interests	**7,276**	**6,362**
Provisions for pensions	7,835	8,748
Other provisions	23,436	24,053
Accrued liabilities	**31,271**	**32,801**
Financial liabilities	15,368	16,089
Other liabilities	11,093	16,589
Liabilities	**26,461**	**32,678**
Deferred taxes	**2,864**	**4,492**
Deferred income	**1,188**	**816**
Total liabilities and stockholders' equity	**96,892**	**101,611**

E.ON AG and Subsidiaries Consolidated Statements of Cash Flow

First quarter € in millions	2002	2001
Net income	3,212	587
Minority interests	331	115
Adjustments to reconcile net income to net cash provided by (used for) operating activities		
Income from discontinued operations	-981	-141
Depreciation and amortization	730	963
Changes in deferred taxes	-43	-42
Changes in provisions	209	229
Other non-cash items	-493	-70
Gains from disposition of fixed assets	-1,272	-298
Changes in operating assets and liabilities	-126	-464
Cash provided by (used for) continuing operations	**1,567**	**879**
Proceeds from disposition of:		
Financial assets	3,406	11,554
Intangible assets and fixed assets	142	115
Purchase of:		
Financial assets	-783	-1,990
Intangible assets and fixed assets	-632	-589
Changes in securities (other than trading) (> 3 months)	1,274	-993
Cash provided by (used for) investment activities at continuing operations	**3,407**	**8,097**
Payments to acquire E.ON AG shares	-	-1,690
Payment of cash dividends to:		
Shareholders of E.ON AG	-	-
Minority interests	-8	-5
Changes in financial liabilities	-117	-1,067
Cash provided by (used for) financing activities of continuing operations	**-125**	**-2,762**
Net increase (decrease) in cash and cash equivalents maturing (< 3 months)	**4,849**	**6,214**
Effect of foreign exchange rates on cash and cash equivalents (< 3 months)	-16	23
Liquid funds at beginning of period (< 3 months)	4,239	1,206
Liquid funds from discontinued operations at beginning of period (< 3 months)	-9	-162
Liquid funds at end of period (< 3 months)	**9,063**	**7,281**
Securities from continuing operations at end of period (other than trading > 3 months)	7,493	8,832
Cash and cash equivalents from discontinued operations at end of period (< 3 months)	-	188
Liquid funds as shown on the balance sheet	**16,556**	**16,301**

Segment Information by Division

First quarter € in millions	Energy			Chemicals			Oil		
	2002	2001[2]	2001[3]	2002	2001[2]	2001[3]	2002	2001[2]	2001[3]
Total sales	**6,356**	**4,482**		**3,003**	**5,368**		**1,727**	**6,586**	
EBITDA	1,442	866		398	453		87	171	
EBIT	1,075	494		179	242		44	84	
Internal operating profit	**1,004**	**532**	**490**	**114**	**150**	**120**	**24**	**31**	**80**
Investments									
in fixed assets	296	145		240	254		28	47	
in financial assets	412	1,009		35	703		3	11	
Total investments	**708**	**1,154**		**275**	**957**		**31**	**58**	

[1] Includes telecom shareholdings.
[2] Adjusted for goodwill amortization and discontinued operations.
[3] Reported as in the first quarter of 2001.

The following table contains the derivation of earnings per share.

Earnings per share

	First quarter	
	2002	2001[1]
Results from continuing operations (€ in millions)	2,040	448
Results from discontinued operations (€ in millions)	981	141
Results from the first-time application of new U.S. GAAP standards (€ in millions)	191	-2
Net income (€ in millions)	3,212	587
Weighted average number of outstanding shares (in thousands)	652,030	692,919
Earnings per share (in €)		
from continuing operations	3.13	0.65
from discontinued operations	1.51	0.20
from the first-time application of new U.S. GAAP standards	0.29	-
from net income	4.93	0.85

[1] *Not adjusted for goodwill amortization; adjusted for discontinued operations.*

Real Estate			Distribution/Logistics			Other/consolidation[1]			Total		
2002	2001[2]	2001[3]	2002	2001[2]	2001[3]	2002	2001[2]	2001[3]	2002	2001[2]	2001[3]
392	**294**		**2,927**	**4,323**		**-31**	**20**		**14,374**	**21,073**	
130	74		141	182		-39	72		2,159	1,818	
82	46		95	120		-46	31		1,429	1,017	
39	**24**	**22**	**76**	**86**	**71**	**36**	**61**	**166**	**1,293**	**884**	**949**
19	24		41	66		8	53		632	589	
276	3		1	4		56	260		783	1,990	
295	**27**		**42**	**70**		**64**	**313**		**1,415**	**2,579**	

Notes

Accounting and Valuation Policies. The accounting and valuation policies used to prepare the Interim Financial Statements for the period ended March 31, 2002, correspond to those used to prepare the Consolidated Financial Statements for the year ended December 31, 2001, except as noted below. Changes include the first-time application of Statements of Financial Accounting Standards ("SFAS") 142, "Goodwill and other Intangible Assets," and SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," as well as from the application of SFAS 133, "Accounting for Derivative Instruments and Hedging Activities."

Effective January 1, 2002, E.ON adopted SFAS 142, which requires that goodwill and intangible assets with an indefinite life no longer be periodically amortized, but rather be tested for impairment on at least an annual basis. Further, the amortization period of intangible assets with finite lives is no longer limited to 40 years. The amount of any negative goodwill must be reversed in full in the income statement upon adoption of the standard.

In applying SFAS 142, E.ON is also required to reassess the lives of its intangible assets and identify those with indefinite lives. All business combinations consummated after July 1, 2001, are accounted for in accordance with SFAS 142. Goodwill relating to acquisitions completed subsequent to July 1, 2001, is not amortized and is subject to impairment testing.

The Company has completed the transitional impairment test for intangible assets with indefinite lives (other than goodwill) and believes that no material adjustments are necessary. The Company is required to complete the first step of the two-part transitional impairment test for goodwill within six months of adoption of SFAS 142 and to complete the transitional impairment test by the end of the calendar year.

For the period ended December 31, 2001, E.ON reported negative goodwill in the amount of €191 million resulting from the consolidation of its disposed Aluminum segment. In accordance with SFAS 142, this amount was reversed and recognized in our Consolidated Statements of Income for the first quarter of 2002 as an effect of the first-time application of a new U.S. GAAP standard. E.ON expects that potential additional effects from the first-time application of this standard will not have an additional material impact on its Financial Statements.

Effective January 1, 2002, E.ON also adopted SFAS 144. The application of this standard has not had a material effect on E.ON's Financial Statements. Among other things, SFAS 144 requires that a component of an entity that either has been disposed of or is classified as held for sale be reported as a discontinued operation if certain criteria are met.

These criteria were met by the activities divested by Degussa in early 2002 (gelatin business, SKW Piesteritz, Persulfat, and textile additives) and by VEBA Oil & Gas, which was disposed of by VEBA Oel.

On November 13, 2001, we sold our silicon wafer business to Texas Pacific Group, a financial investor. In January 2002, we completed the divestment process for VAW aluminium.

In accordance with U.S. GAAP, these companies' results are shown separately—net of taxes and minority interests—under "Discontinued operations" in our Consolidated Statements of Income. The figures for divested companies and operations were eliminated from our Statements of Income, Statements of Cash Flows, and the segment reporting for the period under review as well as the comparable period.

As part of the ongoing internationalization of our Energy segment, effective January 1, 2002, property, plant, and equipment is amortized using the straight-line method. The transition from the declining-balance to the straight-line method enhanced earnings by €70 million compared with the first quarter of 2001.

In accordance with SFAS 133, effective January 1, 2002, we classify unrealized income and expenses resulting from the mark-to-market valuation of financial derivatives as nonoperating earnings. Prior-year figures were not adjusted owing to their immateriality. These purely accounting-related valuation effects are subject to random fluctuations and are therefore not used to measure operating performance. By contrast, the full amount of realized income and expenses from financial derivatives is recognized in internal operating profit.

€ in millions	Reported in first quarter 2001	Adjustments: Discontinued operations	Adjustments: Goodwill amortization	Adjusted figures for first quarter 2001	First quarter 2002
Internal operating profit	949	-189	124	884	1,293
Nonoperating earnings	33	3	38	74	1,496
E&P taxes	117	-117	-	-	-
Results from ordinary business activities	1,099	-303	162	958	2,790
Net income	587	-	138	725	3,212
Earnings per share from net income (in €)	0.85	-	0.20	1.05	4.93
Earnings per share from continuing operations (in €)[1]	0.65	-	0.20	0.85	3.13

[1] Not disclosed in first quarter 2001.

Additional notes. Changes in segment reporting affect our Oil and Telecommunications Divisions. In early February 2002, BP acquired 51 percent of VEBA Oel by means of a capital increase. As of this time, VEBA Oel is no longer consolidated and is accounted for at equity in E.ON's Consolidated Financial Statements. E.ON considers its Telecommunications Division to be of minor significance; it is shown in our segment reporting under "Other/consolidation." Effective January 1, 2002, ONE, our Austrian telecommunications shareholding, is accounted for at equity in E.ON's Consolidated Financial Statements, as is our interest in Bouygues Telecom.

This Interim Report was prepared in compliance with German Accounting Standard No. 6 (DRS 6).

Accounting review. The Interim Report for the period January 1 to March 31, 2002, consisting of the Consolidated Balance Sheets, the Consolidated Statements of Income, Consolidated Statements of Cash Flows, and additional notes was reviewed by our independent accountants, PwC Deutsche Revision AG Wirtschaftsprüfungsgesellschaft, Düsseldorf.

The review was conducted in accordance with the standards for reviewing interim reports established by the American Institute of Certified Public Accountants. Under these standards, a review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit of financial statements in accordance with U.S. Generally Accepted Auditing Standards (U.S. GAAS).

Based on this review, PwC Deutsche Revision AG Wirtschaftsprüfungsgesellschaft is not aware of any material modifications that should be made to the Interim Report in order to conform with U.S. GAAP and DRS 6.

Financial Calendar

May 28, 2002	Annual Shareholders Meeting
August 14, 2002	Interim Report: January – June 2002
November 14, 2002	Interim Report: January – September 2002
March 6, 2003	Annual press and analysts conferences
April 30, 2003	Annual Shareholders Meeting
May 15, 2003	Interim Report: January – March 2003

For more information about E.ON, contact:

Corporate Communications
E.ON AG
E.ON-Platz 1
40479 Düsseldorf
Germany

T +49 (211) 4579-367
F +49 (211) 4579-532
info@eon.com
www.eon.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

E.ON Aktiengesellschaft

Date: May 16, 2002

By: ______________________

Michael C. Wilhelm
Senior Vice President
Accounting